Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2019

Unaudited Financial Results

SHENZHEN, China, May 17, 2019 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the quarter ended March 31, 2019.

First Quarter 2019 Operational Highlights:

•                      Total outstanding principal balance of loans1 reached RMB35.0 billion as of March 31, 2019, representing an increase of 64.7% from RMB21.3 billion as of March 31, 2018.

•                      Total loan originations1 in the first quarter of 2019 reached RMB20.1 billion, an increase of 35.6% from RMB14.8 billion in the first quarter of 2018.

•                      The GMV2 of our e-commerce channel amounted to RMB1.7 billion, representing an increase of 41.8% from RMB1.2 billion in the first quarter of 2018.

•                      The weighted average tenor of loans originated on our platform in the first quarter of 2019 was approximately 12.5 months. The weighted average APR3 was 26.2% for the first quarter of 2019.

•                      Total number of registered users reached 42.2 million as of March 31, 2019, representing an increase of 59.6% from 26.4 million as of March 31, 2018; and users with credit line reached 11.6 million as of March 31, 2019, up by 41.6% from 8.2 million as of March 31, 2018.

•                      Number of active users4 in the first quarter of 2019 reached 3.2 million, representing an increase of 22.4% from 2.6 million in the first quarter of 2018. Number of new active users in the first quarter of 2019 was 705 thousand, representing an increase of 59.6% from 441 thousand in the first quarter of 2018.

•                      90 day+ delinquency ratio5 was 1.42% as of March 31, 2019.

1 Outstanding principal balance and originations of loans represent the outstanding principal balance and originations of both on- and off-balance sheet loans.

2 GMV refers to the total value of transactions completed for products or services purchased on the e-commerce channel of our platform, net of returns.

3 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

4 Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

5 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged off are not included in the delinquency rate calculation.

First Quarter 2019 Financial Highlights:

•                      Total operating revenue reached RMB2.0 billion. Financial services income reached RMB1.3 billion, representing an increase of 23.9% from the first quarter of 2018. Loan facilitation and servicing fees reached RMB911 million, representing an increase of 342% from the first quarter of 2018.

•                      Gross profit reached RMB907 million, representing an increase of 101% from the first quarter of 2018.

•                      Net income was RMB583 million, representing an increase of 228% from the first quarter of 2018.

•                      Non-GAAP EBIT6 was RMB742 million, representing an increase of 197% from the first quarter of 2018.

•                      Adjusted net income6 was RMB622 million, representing an increase of 203% from the first quarter of 2018. Adjusted net income per ADS6 was RMB3.44 on a fully diluted basis.

6 Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am excited to report another quarter of strong performance, which has been driven by our three key advantages of diversified funding sources, financial technology, and consumption scenarios,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “We are looking forward to going beyond consumer finance services in the years to come. We will continue to focus on our customer cohort, the educated young adults, and cater to their consumption needs by offering even more relevant services,” continued Mr. Xiao.

“We continue to see strong year-on-year growth in our business in the first quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the first quarter, Lexin’s gross profit reached RMB907 million and our non-GAAP EBIT reached RMB742 million, representing an increase of 101% and 197% from the same period in 2018. Our adjusted net income also increased by 203% to RMB622 million as a result of our strong performance.”

“Credit performance and credit quality continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our vintage charge-off rate7 is just over 2.0%, and our 90 day+ delinquency rate was 1.42% as of March 31, 2019. We expect the strong performance to continue in the future.”

7 Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

First Quarter 2019 Financial Results:

Operating revenue increased from RMB1.6 billion in the first quarter of 2018 to RMB2.0 billion in the first quarter of 2019. This increase in operating revenues was due to the increase in financial services income for the quarter, driven by continuing increases in the number of active users and the average total outstanding principal balance of total on-balance sheet and off-balance sheet loans, and the increase in online direct sales and services income for the quarter.

Financial services income increased by 23.9% from RMB1.0 billion in the first quarter of 2018 to RMB1.3 billion in the first quarter of 2019. This increase was primarily contributed by the increase in loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income.

Loan facilitation and servicing fees increased by 342% from RMB206 million in the first quarter of 2018 to RMB911 million in the first quarter of 2019. This increase was primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments made to Juzi Licai in the second quarter of 2018. All new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, revenues generated from loan facilitation and servicing increased significantly.

Interest and financial services income decreased by 55.2% from RMB784 million in the first quarter of 2018 to RMB351 million in the first quarter of 2019 due to a decrease in on-balance sheet loans originated on our platform as a result of the aforementioned business model adjustments in the second quarter of 2018.

Funding cost decreased by 44.6% from RMB257 million in the first quarter of 2018 to RMB142 million in the first quarter of 2019, which is consistent with the decrease in interest and financial services income.

Processing and servicing cost increased by 77.0% from RMB65.9 million in the first quarter of 2018 to RMB117 million in the first quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs, an increase in risk management expenses and an increase in fees to third-party payment platforms.

Provision for credit losses of financing receivables decreased by 46.8% from RMB287 million in the first quarter of 2018 to RMB153 million in the first quarter of 2019, which is consistent with the decrease in the on-balance sheet loans originated on our platform. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Gross profit increased by 101% from RMB452 million in the first quarter of 2018 to RMB907 million in the first quarter of 2019. The significant increase in the gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the enlarged proportion of the off-balance sheet loans, which have higher gross profit margin than interest and financial services income generated from on-balance sheet loans.

Sales and marketing expenses increased by 92.3% from RMB102 million in the first quarter of 2018 to RMB195 million in the first quarter of 2019. This increase was primarily due to an increase in online promotional fees and advertising costs, an increase in share-based compensation expenses allocated to sales and marketing expenses, and an increase in salaries and personnel related costs.

Research and development expenses increased by 37.8% from RMB68.1 million in the first quarter of 2018 to RMB93.8 million in the first quarter of 2019. This increase was primarily due to an increase in share-based compensation expenses allocated to research and development expenses, and an increase in salaries and personnel related costs.

General and administrative expenses increased by 48.7% from RMB58.6 million in the first quarter of 2018 to RMB87.2 million in the first quarter of 2019. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses, and an increase in salaries and personnel related costs.

Gain on guarantee liabilities, net for the first quarter of 2019 was RMB104 million, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme set up in late April 2018.

Change in fair value of financial guarantee derivatives, net for the first quarter of 2018 was a loss of RMB8.1 million, compared to a gain of RMB50.5 million in the first quarter of 2019. The increase was primarily due to realization of gains through our performance of the guarantee, which is consistent with the continuing increases of underlying off-balance sheet loans originated on our platform since early 2018.

Income tax expense for the first quarter of 2019 was RMB118 million, compared to income tax expense of RMB41.4 million in the first quarter of 2018. The increase was primarily due to the significant increase of our taxable income from the same period of 2018.

Net income for the first quarter of 2019 was RMB583 million, representing an increase of 228% from RMB178 million in the first quarter of 2018.

Adjusted net income for the first quarter of 2019 was RMB622 million, representing an increase of 203% from RMB205 million in the first quarter of 2018.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company continues to expect total loan originations for the fiscal year 2019 to be approximately RMB90 billion to RMB100 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on May 17, 2019 (7:00 PM Beijing/Hong Kong time on May 17, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong:	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode:

Passcode:	8899945

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 24, 2019, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	8899945

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses and non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, and interest expense, net.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, and interest expense, net. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, income tax expense, and interest expense, net have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,148,292	1,341,417	199,877
Restricted cash	1,266,536	1,554,073	231,564
Restricted time deposits	344,212	210,000	31,291
Short-term financing receivables, net	5,140,634	4,027,899	600,176
Accrued interest receivable	82,943	66,465	9,904
Prepaid expenses and other current assets	923,827	1,007,286	150,090
Amounts due from related parties	—	2,230	332
Risk safeguard fund receivable, net	395,025	514,954	76,731
Contract assets and service fees receivable, net	946,293	1,142,136	170,184
Inventories, net	57,196	56,143	8,366
Total current assets	10,304,958	9,922,603	1,478,515
Non-current assets
Restricted cash	82,306	98,752	14,715
Long-term financing receivables, net	1,283,036	1,019,810	151,956
Risk safeguard fund receivable, net	116,208	139,977	20,857
Contract assets and service fees receivable, net	291,784	284,517	42,394
Property, equipment and software, net	82,420	92,569	13,793
Long-term investments	186,073	192,083	28,621
Deferred tax assets	94,598	99,371	14,807
Other assets*	29,192	156,545	23,326
Total non-current assets	2,165,617	2,083,624	310,469
TOTAL ASSETS	12,470,575	12,006,227	1,788,984

LIABILITIES
Current liabilities
Accounts payable	135,848	143,979	21,454
Amounts due to related parties	14,569	8,829	1,316
Short-term borrowings	438,010	230,749	34,383
Short-term funding debts	4,646,041	3,752,367	559,120
Accrued interest payable	182,280	117,808	17,554
Risk safeguard fund payable	456,276	546,998	81,505
Accrued expenses and other current liabilities*	2,145,689	2,055,698	306,309
Total current liabilities	8,018,713	6,856,428	1,021,641
Non-current liabilities
Long-term funding debts	157,887	210,894	31,424
Deferred tax liabilities	187,183	167,071	24,894
Other long-term liabilities*	—	52,188	7,776
Total non-current liabilities	345,070	430,153	64,094
TOTAL LIABILITIES	8,363,783	7,286,581	1,085,735

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	160	164	24
Class B Ordinary Shares	66	64	10
Additional paid-in capital	2,328,716	2,368,123	352,861
Statutory reserves	200,262	200,262	29,840
Accumulated other comprehensive loss	(14,308)	(23,847)	(3,553)
Retained earnings	1,591,896	2,174,880	324,067
TOTAL SHAREHOLDERS’ EQUITY	4,106,792	4,719,646	703,249
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,470,575	12,006,227	1,788,984

* The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB100 million of right-of-use assets recorded in other assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other long-term liabilities respectively on the consolidated balance sheet as of March 31, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption had no impact on the Company’s consolidated statements of operations for the quarter ended March 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statement of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019
	RMB	RMB	US$
Operating revenue:
Online direct sales	542,899	624,909	93,114
Services and others	30,094	54,699	8,150
Online direct sales and services income	572,993	679,608	101,264
Interest and financial services income	784,381	351,290	52,344
Loan facilitation and servicing fees	206,042	910,562	135,678
Other revenue	50,302	27,946	4,164
Financial services income	1,040,725	1,289,798	192,186
Total operating revenue	1,613,718	1,969,406	293,450
Operating cost:
Cost of sales	(548,723)	(628,002)	(93,575)
Funding cost	(257,026)	(142,272)	(21,199)
Processing and servicing cost	(65,934)	(116,719)	(17,392)
Provision for credit losses of financing receivables	(286,791)	(152,517)	(22,726)
Provision for credit losses of contract assets and service fees receivable	(3,623)	(22,461)	(3,347)
Total operating cost	(1,162,097)	(1,061,971)	(158,239)
Gross profit	451,621	907,435	135,211
Operating expenses:
Sales and marketing expenses	(101,510)	(195,183)	(29,083)
Research and development expenses	(68,093)	(93,848)	(13,984)
General and administrative expenses	(58,641)	(87,210)	(12,995)
Total operating expenses	(228,244)	(376,241)	(56,062)
Gain on guarantee liabilities, net	—	103,677	15,448
Interest expense, net	(3,639)	(2,458)	(366)
Change in fair value of financial guarantee derivatives, net	(8,075)	50,496	7,524
Others, net	7,625	17,610	2,624
Income before income tax expense	219,288	700,519	104,379
Income tax expense	(41,428)	(117,535)	(17,513)
Net income	177,860	582,984	86,866

Net income per ordinary share
Basic	0.54	1.66	0.25
Diluted	0.49	1.61	0.24

Net income per ADS
Basic	1.07	3.32	0.49
Diluted	0.98	3.22	0.48

Weighted average number of ordinary shares outstanding
Basic	331,158,139	351,642,939	351,642,939
Diluted	361,428,816	361,647,253	361,647,253

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019
	RMB	RMB	US$
Net income	177,860	582,984	86,866
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(43,249)	(9,539)	(1,421)
Total comprehensive income	134,611	573,445	85,445

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2018	2019
	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	177,860	582,984	86,866
Add: Share-based compensation expenses	27,311	39,407	5,872
Adjusted net income	205,171	622,391	92,738

Adjusted net income per ordinary share
Basic	0.62	1.77	0.26
Diluted	0.57	1.72	0.26

Adjusted net income per ADS
Basic	1.24	3.54	0.53
Diluted	1.14	3.44	0.51

Weighted average number of ordinary shares outstanding
Basic	331,158,139	351,642,939	351,642,939
Diluted	361,428,816	361,647,253	361,647,253

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2018	2019
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	177,860	582,984	86,866
Add: Income tax expense	41,428	117,535	17,513
Share-based compensation expenses	27,311	39,407	5,872
Interest expense, net	3,639	2,458	366
Non-GAAP EBIT	250,238	742,384	110,617